SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES
                      OF SMALL BUSINESS ISSUERS

  Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                     New Horizon Education, Inc.
           (Name of Small Business Issuer in its charter)

     Utah                                             87-0319410
(State or other jurisdiction of                    (I.R.S. Employer
incorporation or organization)                    Identification No.)

2250 W. Center Street, Springville, UT               84663
(Address of principal executive offices)          (Zip Code)

Issuer's telephone number:  801-489-0222

Securities to be registered under Section 12(b) of the Act:

     Title of each class                 Name of each exchange on which
     to be so registered                 Each class is to be registered

_____________________________            ______________________________
_____________________________            ______________________________

Securities to be registered under Section 12(g) of the Act:

        Common, no par value
          (Title of Class)

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ITEM NUMBER AND CAPTION                                              Page

Part I

1.   Description of Business                                           3

2.   Management's Discussion and Analysis or Plan of Operations        6

3.   Description of Properties                                         6

4.   Security Ownership of Certain Beneficial Owners and Management    6

5.   Directors, Executive Officers, Promoters and Control Persons      8

6.   Executive Compensation                                            9

7.   Certain Relationships and Related Transactions                    9

8.   Description of Securities                                         10

Part II

1.   Market Price of and Dividends on the Registrant's                 10
       Common Equity and Related Stockholder Matters

2.   Legal Proceedings                                                 12

3.   Changes in and Disagreements with Accountants                     12

4.   Recent Sales of Unregistered Securities                           12

5.   Indemnification of Directors and Officers                         13

Part F/S  Financial Statements                                         14

Part III

1.   Index to Exhibits                                                 15

2.   Description of Exhibits                                           15

Signatures                                                             16
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           INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

     The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

                               PART I

Item 1.  Description of Business.

     The Company originally incorporated in the State of Utah on May 9, 1972, under the name High-Line Investment & Development Company. In 1977, the Company changed its name to Gayle Industries, Inc. In 1978 the Company merged into its subsidiary Swing Bike and kept the Swing Bike name. In 1979 the Company changed its name to Horizon Energy Corp. In 1992 the Company changed its name to Millennium Entertainment Corp. And in 1993 the Company changed its name to New Horizon Education, Inc. Later that year, the Company formed a new subsidiary and began marketing computer education programs. The Company was not successful in its marketing operations and in 1995 the Company sold its assets and ceased operations leaving both the parent Company and its subsidiary with no operations. In 1997, the Company sold the subsidiary. The Company has not had active business operations since 1995, and is considered to have re-entered the development stage as of January 1, 1998.

     In June of 2000, the shareholders authorized a fifty (50) to one
(1) reverse split in an attempt to attract business opportunities and to potentially develop a greater liquidity for the shares of the Company. Holders of fractional shares were paid a fair market value by the Company with a check sent to the shareholder's last known address. Returned checks are being held by Company's counsel in an escrow account pursuant to Utah law.

     The Company intends to seek, investigate, and if warranted, acquire an interest in a business opportunity. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and

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participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without the consent, vote, or approval of the Company's shareholders.

Sources of Opportunities

     It is anticipated that business opportunities may be available to the Company from various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

     The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. Although the Company does not anticipate engaging professional firms specializing in business acquisitions or reorganizations, if management deems it in the best interests of the Company, such firms may be retained. In some instances, the Company may publish notices or advertisements seeking a potential business opportunity in financial or trade publications.

Criteria

     The Company will not restrict its search to any particular business, industry or geographical location. The Company may acquire a business opportunity or enter into a business in any industry and in any stage of development. The Company may enter into a business or opportunity involving a "start up" or new company. The Company may acquire a business opportunity in various stages of its operation.

     In seeking a business venture, the decision of management of the Company will not be controlled by an attempt to take advantage of an anticipated or perceived appeal of a specific industry, management group, or product or industry, but will be based upon the business objective of seeking long-term capital appreciation in the real value of the Company.

     In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; the history of operations, if any; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available

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

and the depth of the management; the potential for further research, development or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, trade or service marks, name identification; and other relevant factors.

     Generally, the Company will analyze all available factors in the circumstances and make a determination based upon a composite of available facts, without reliance upon any single factor as controlling.

Methods of Participation of Acquisition

     Specific business opportunities will be reviewed and, on the basis of that review, the legal structure or method of participation deemed by management to be suitable will be selected. Such structures and methods may include, but are not limited to, leases, purchase and sale agreements, licenses, joint ventures, other contractual arrangements, and may involve a reorganization, merger or consolidation transaction. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization.

Procedures

     As part of the Company's investigation of business opportunities, officers and directors may meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures.

     The Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of product, service and company history; management resumes; financial information; available projections with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates; relevant analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; and other information deemed relevant.

Competition

     The Company expects to encounter substantial competition in its efforts to acquire a business opportunity. The primary competition is from other companies organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals.

Employees

     The Company has no full time employees. The Company's president has agreed to

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allocate a portion of his time to the activities of the Company.  The president anticipates that the business plan of the Company can be implemented by him devoting approximately 100 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

Reports to Security Holders.

     Prior to the filing of this registration statement on Form 10-
SB, the Company was not subject to the reporting requirements of
Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission
("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth
Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company, which may be viewed at http://www.sec.gov.

Item 2.  Management's Plan of Operation

     At November 30, 2000, the Company had $15,160 in cash. The Company believes that it has sufficient cash on hand to satisfy its administrative needs for the next twelve months. Should the Company obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling common stock of the Company, taking loans from the officers or seeking other forms of debt financing.

     The Company was previously in the business of marketing computer related educational systems. It ceased operations in 1995 and has generated no revenue from operations for the past two fiscal years. Currently, the Company has no ongoing operations, and has no material commitments for capital expenditures for the next twelve months.

     Management of the Company intends to actively seek business opportunities for the Company during the next twelve months.

Item 3.  Description of Property

     The Company does not currently own any property. The Company utilizes office space on a rent-free basis from an officer located at 2250 West Center Street, Springville, UT 84663. This arrangement is expected to continue until such time as the Company becomes involved in a business opportunity that necessitates expansion or relocation.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management; Changes in Control

     The following table sets forth as of December 27, 2000, the name and the number of shares of the Registrant's Common Stock, no par value, held of record or was known by the

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Registrant to own beneficially more than 5% of the 2,906,863 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each officer and director individually and of all officers and directors as a group.

                Name and Address of     Amount and Nature of       Percentage
Title of Class  Beneficial Owner(1)     Beneficial Ownership       of Class

Common           David Nemelka (2)            350,000                12%
                 1310 E. 1600 S.
                 Mapleton, UT 84664

Common           Ingrid F. Nemelka (2)        350,000                12%
                 1310 E. 1600 S.
                 Mapleton, UT 84664

Common           Angela G. White (3)(4)     1,530,000                52.6%
                 2250 W. Center Street,
                 Springville, UT 84663

Common           Steven L. White (3)(4)     1,530,000                52.6%
                 2250 W. Center Street,
                 Springville, UT 84663

Common           Loretta Jean                   -0-                    -0-
                 Hullinger(4)
                 178 S. 350 W.
                 Mona,  UT  84645

Common           Officers, Directors and    1,530,000                52.6%
                 Nominees as a Group:
                 2 persons

  (1) For purposes of this table, a beneficial owner is one who, directly or indirectly, has or shares with others (a) the power to vote or direct the voting of the Voting Stock (b) investment power with respect to the Voting Stock which includes the power to dispose or direct the disposition of the Voting Stock.

  (2) David Nemelka and Ingrid F. Nemelka are husband and wife. Mrs. Nemelka directly owns 50,000 shares. Mr. Nemelka owns and controls David's Odyssey, LLC and R. Odyssey Ventures, Inc., which both own 100,000 and 200,000 shares, respectively.

  (3)  Steven L. White and Angela G. White are husband and wife.

  (4)  Officer and/or director of the Company.

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There are no contracts or other arrangements that could result  in  a change of control of the Company.

Item   5.   Directors,  Executive  Officers,  Promoters  and  Control
Persons.

     The following table sets forth as of December 27, 2000, the name, age, and position of each executive officer and director and the term of office for each director of the Company.

Name                    Age    Position                     Since

Steven L. White         46     Officer and Director         July 1998
Angela G. White         44     Officer and Director         July 1998
Loretta Jean Hullinger  53     Director                     December 2000

     All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are duly elected and qualified.

     The following is a brief biography of the officers and directors.

     Steven L. White, President and Director. Mr. White earned his Bachelor of Science Degree from Brigham Young University in 1980 with a major in Accounting and a Minor in English. He is a member of the American Institute of Certified Public Accountants and has been employed by one national and two local CPA firms. Since 1983, Mr. White has been employed in private accounting and has been the controller of several small businesses which include Phoenix Ink, LLC, a financial newsletter publisher, from 1999 to present; HomeQuest, Inc., an educational software marketing company, from 1993 to 1998; InfoLink Technologies, Inc., a software development company, from 1991 to 1992; Jefferson Institute, Inc., an investment seminar company, from 1986 to 1990; and Video Ventures, Inc., a publicly held video rental company, from 1983 to 1985.

     Angela G. White, Secretary and Director. Mrs. White's primary and full time occupation for the last five years has been that of a full time homemaker. Mrs. White is married to the other officer and director of the Company, Steven L. White. In addition, to her full time occupation as a homemaker, Mrs. White is a licensed practical nurse and has been employed with Intermountain Health Care at its Utah Valley Regional Medical Center since 1996.

     Loretta Jean Hullinger, Director. Ms. Hullinger has been the operations manager for a horse ranch, the Wagon Wheel Ranch, for the past five years where she directs and oversees the training, feeding, breeding and raising of racehorses. Ms. Hullinger schedules the employees and directs their daily duties at the horse ranch. Ms. Hullinger has been involved in this line of business for the majority of her working career.

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
Involvement in Certain Legal Proceedings

  No director, executive officer, promoter or control person of the Company has been involved in any of the following events during the past five years:

  a. Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  b. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) ;

  c. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

  d. Being found by a court of competent jurisdiction (in a civil action) , the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6.  Executive Compensation.

     The Company has no formal arrangements for the remuneration of its officers and directors, except that they will receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company's behalf in the investigation of business opportunities.

     Although there is no formal arrangement, the Company paid Steven
L. White an annual salary of $4,800 and $23,000 for the fiscal years ended December 31, 1998 and 1999, respectively, for services rendered on behalf of the Company as President. For the eleven months ended November 30, 2000, Mr. White has been paid $50,775, and is scheduled to receive a total of $56,000 for the fiscal year 2000. Mr. White has received no other compensation in the form of bonuses, options, warrants, stocks, awards or any other conceivable form of annual or long-term compensation.

Employment Contracts, Termination of Employment and Change in Control

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person's employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

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Item 7.  Certain Relationships and Related Transactions.

     In 1999, the Company had advanced $1,770 for payroll taxes that were paid on behalf of Steven L. White, an officer and a director of the Company. The Company utilizes office space provided by Steven L. White at no charge to the Company.

Item 8.  Description of the Securities.

     The Company is presently authorized to issue 100,000,000 shares of no par value common stock. All shares, when issued, will be fully paid and non-assessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any shareholders' meeting.

     Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available there for, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such distribution to shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.

     The common stock of the Company does not have cumulative voting rights, which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

     The Company has appointed Alpha Tech Stock Transfer Business
Trust, 929 East Spiers Lane, Draper, Utah 84020, telephone number
(801) 571-5118, as the transfer agent and registrar for the Company's securities.

                               PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters.

     The Company's common stock is listed on the Pink Sheets under the symbol "NHZN". At December 27, 2000, the Company had 559 shareholders holding 2,906,863 shares of common stock, of which 146,777 are free trading. The following table shows the highs and lows of the closing bid and ask on the Company's stock for fiscal years 1998, 1999, to the current quarter.

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   YEAR                  CLOSING BID               CLOSING ASK
   1998               HIGH         LOW          HIGH          LOW

First Quarter         .001         .001         .10           .10

Second Quarter        .001         .001         .10           .10
Third Quarter         .001         .001         .10           .10
Fourth Quarter        .001         .001         .10           .04

   1999
First Quarter         .04          .001         .53125        .04
Second Quarter        .02          .01          .10           .03
Third Quarter         .03          .01          .08           .02
Fourth Quarter        .02          .01          .09           .03

   2000
First Quarter         .02          .02          .25           .04
Second Quarter        .01          .01          .25           .03
July 3 to July 28     .01          .005         .03           .01
July 31 to            .03          .03           1            .25
 September 30 (1)

(1) July 31, 2000 to September 25, 2000 represents the listing price of the Company's stock after a fifty (50) for one (1) reverse stock split.

     The above quotations, as provided by the National Quotation
Bureau, LLC, represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

     The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Utah law. Under Section 16-10a-640 of the Utah Revised Business Corporation Act, dividends maybe paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business and does not affect preferential shareholders rights upon dissolution.

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Item 2.  Legal Proceedings.

     No legal proceedings are pending against the Company or any of its officers or directors. There is a potential for litigation in relation to the Company's wholly owned subsidiary (Main$treet Alliance) that was sold in 1997. The agreement required the Company to pay $5,500 in payroll taxes in exchange for approximately $180,000 in debt relief. If the sold subsidiary does not pay off its debt, the Company may be named as a co-defendant with the sold subsidiary. Management believes that all corporate formalities regarding wholly owned subsidiaries were strictly followed. Further, the Company does not believe it is liable for any of the sold subsidiary's liabilities, and does not anticipate any claims being made against it.

     Furthermore, none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

Item 3.  Changes in and Disagreements with Accountants.

None.

Item 4.  Recent Sales of Unregistered Securities.

     The following is a detailed list of securities sold by the Company within the past three years without registration under the Securities Act. All issuances are numerically reported in post-split form.

     In February of 1998 the Company issued 110,000 shares of common stock to an entity for debt relief in the amount of $5,500. The shares were issued to an accredited investor in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In June of 1998, the Company issued 200,000 shares of common stock to an entity for cash in the amount of $10,000. The shares were issued to an accredited investor in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In June of 1998, the Company issued 30,000 shares of common stock to an individual for services rendered and valued in the amount of $1,500. The shares were issued in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In 1999 and 2000, the Company issued 308,736 shares of common stock to an entity for cash in the amount of $15,437. The shares were issued to an accredited investor in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

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
     In March of 2000, the Company issued 100,000 shares of common stock to an entity for cash in the amount of $5,000. The shares were issued to an accredited investor in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In March of 2000, the Company issued 50,000 shares of common stock to an individual for cash in the amount of $2,500. The shares were issued to an accredited investor in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In June of 2000, the Company issued 50,000 shares of common stock to an entity for cash in the amount of $2,500. The shares were issued in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In July of 2000, the Company issued 100,000 shares of common stock to an entity for cash in the amount of $5,000. The shares were issued in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In August of 2000, the Company issued 1,500,000 shares of common stock to an officer of the Company for cash in the amount of $30,000. The shares were issued in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

Item 5.  Indemnification of Directors and Officers.

     The Company's Articles of Incorporation provides indemnification for its officers and directors as follows:

     Article IX. The Company shall indemnify to the fullest extent allowable under the Utah Revised Business Corporation Act, any and all persons who may serve at any time as directors or officers of the Company, against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, or suit which may be asserted against or any of them, by reason of being or having been directors or officers of the Company. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders or otherwise.

     Furthermore, Section 16-10a-903 of the Utah Revised Corporation Act mandates indemnification, and states "[u]nless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by

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
him in connection with the proceeding or claim with respect to which he has been successful." U.C.A. 1953 16-10a-903

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                              PART F/S

     The financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial
Statements on page 17.

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PART III

Item 1 and 2.  Index to and Description of Exhibits.

Exhibit   SEC Ref.
Number    No.    Title of Document                                  Location

  1      3(i)    Articles of Incorporation filed March 9, 1972      Attached

  2      3(i)    Amendment to Articles of Incorporation of the      Attached
                 Company to change the name to Gayle Industries, Inc. dated May 18, 1977.

  3       2      Plan and Articles of Merger of a Subsidiary        Attached
                 Corporation (Swing Bike) into the Company thereby changing the name of the Company to Swing Bike dated January 11, 1978.

  4      3(i)    Amendment to Articles of Incorporation of the      Attached
                 Company changing the name to Horizon Energy
                 Corporation dated December 19, 1979.

  5      3(i)     Amendment to Articles of Incorporation of the     Attached
                  Company authorizing 100,000,000 shares of common no par value stock dated August 18, 1989.

  6      3(i)     Amendment to Articles of Incorporation of the     Attached
                  Company changing the name to Millennium
                  Entertainment Corp. dated December 10, 1992.

  7      3(i)     Amendment to Articles of Incorporation of the     Attached
                  Company changing the name to New Horizon
                  Education, Inc. dated May 28, 1993.

  8      3(i)     Amendment to Articles of Incorporation of the     Attached
                  Company authorizing a one (1) for fifty (50) reverse stock split dated September 27, 2000.

  9      3(i)     Amended and Restated Articles of Incorporation    Attached
                  dated December 26, 2000.

  10     3(ii)    By-Laws                                           Attached

  11     27       Financial Data Schedules                          Attached

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                             SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                              NEW HORIZON EDUCATION, INC.

Date:December 29, 2000        By:/s/ Steve L. White
                                   Steve L. White
                                   President and Director

                   THE NEW HORIZON EDUCATION, INC.
                    [A Development Stage Company]

Page                  INDEX TO FINANCIAL STATEMENTS
Number

18       Balance Sheet, November 30, 2000 (Unaudited)

19       Statements of Operations, for the eleven months ended
         November 30, 2000 and for the cumulative period from January 1, 1998 to November 30, 2000 (Unaudited)

20       Statement of Stockholders' Deficit, from January 1,
         1998 through November 30, 2000 (Unaudited)

21       Statements of Cash Flows, for the eleven months ended
         November 30, 2000 and for the cumulative period from January 1, 1998 to November 30, 2000 (Unaudited)

22       Notes to Unaudited Financial Statements

26       Report of Independent Accountants

27       Balance Sheets as of December 31, 1999 and 1998
         (Audited)

28       Statements of Operations for the years ended December
         31, 1999 and 1998, and cumulative from the re-entering of development stage on January 1, 1998 through December 31, 1999 (Audited)

28       Statement of Comprehensive (Loss), for the years ended
         December 31, 1999 and 1998 and from re-entering of development stage on January 1, 1998 through December
         31, 1999 (Audited)

29 Statements of Stockholders' Equity from the re-entering of the development stage on January 1, 1999 through December 31, 1999 (Audited)

30       Statements of Cash Flows for the years ended December
         31, 1999 and 1998 and from the re-entering of development stage on January 1, 1998 through December
         31, 1999 (Audited)

33       Notes to Audited Financial Statements

                     NEW HORIZON EDUCATION, INC.

                       UNAUDITED BALANCE SHEET

                               ASSETS

                                                  November 30,
                                                      2000
                                                 ___________
CURRENT ASSETS:
  Cash                                              $ 15,160
  Receivable - related party                           1,059
                                                 ___________
        Total Current Assets                          16,219
                                                 ___________
                                                    $ 16,219
                                                 ___________


           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Payable - related party                           $  1,687
  Payroll tax payable                                  4,004
                                                 ___________
        Total Current Liabilities                      5,691

STOCKHOLDERS' DEFICIT:
  Common stock, no par value, 50,000,000
   shares authorized,2,903,827 shares issued
   and outstanding                                 7,269,483
  Contributed capital                                 53,519
  Retained (deficit)                              (7,054,134)
  (Deficit) accumulated during development stage    (258,340)
                                                 ___________
        Total Stockholders' Deficit                   10,528
                                                 ___________
                                                    $ 16,219
                                                 ___________


    The accompanying notes are an integral part of this financial statement.

                     NEW HORIZON EDUCATION, INC.
                    [A Development Stage Company]

                 UNAUDITED STATEMENTS OF OPERATIONS


                                                          Cumulative from
                                           For the Eleven    January 1,
                                            Months Ended    1998 Through
                                            November 30,    November 30,
                                                2000            2000
                                            ________________________
REVENUE                                      $       -       $       -
                                            ________________________
EXPENSES:
  General and administrative                    79,751         120,899
                                            ________________________
TOTAL EXPENSES                                  79,751         120,899
                                            ________________________
LOSS FROM OPERATIONS                           (79,751)       (120,899)

OTHER EXPENSES:
  Loss on sale of securities held for sale     (57,441)       (137,441)
                                            ________________________
LOSS BEFORE TAX PROVISION                     (137,192)       (258,340)
                                            ________________________
CURRENT TAX EXPENSE                                  -               -
DEFERRED TAX EXPENSE                                 -               -
                                            ________________________
NET LOSS                                    $ (137,192)   $   (258,340)
                                            ________________________
LOSS PER COMMON SHARE                       $     (.24)   $       (.08)
                                            ________________________

   The accompanying notes are an integral part of these financial statements.

                     NEW HORIZON EDUCATION, INC.
                    [A Development Stage Company]
            UNAUDITED STATEMENT OF STOCKHOLDERS' DEFICIT
            FROM JANUARY1, 1998 THROUGH NOVEMBER 30, 2000

                                                                                                Deficit
                                                                                              Accumulated
                                                                                               From the
                                                                                             Re-entering of
                                                                                             the Development
                                                                                           Stage on January 1,
                                   Common Stock      Capital in                 Unrealized    1998 through
                                ___________________   Excess of    Retained      Holding      November 30,
                                Shares       Amount       Par      Deficit      Gain/(Loss)       2000
BALANCE, January 1, 1998        456,827   $7,192,049   $ 53,519$   (7,054,134)  $1,250,000  $        -

February 1998, shares issued
  at $.05 per share for debt
  relief                        110,000       5,500

June 1998, shares issued
  at $.05 per share for cash    200,000      10,000

June 1998, shares issued
  at $.05 per share for
  services rendered              30,000       1,500

Unrealized holding (loss)                                                         (770,755)

Net income for the year
  ended December 31, 1998                                                                      (12,028)

BALANCE, December 31, 1998      796,827    7,209,046     53,519    (7,054,134)     479,245     (12,028)

During 1999, shares issued
at $.05 per share for cash      231,552       11,578

Unrealized holding (loss)                                                         (446,527)

Net income for the year
  ended December 31, 1999                                                                     (109,120)

BALANCE, December 31, 1999    1,028,379    7,226,624     53,519    (7,054,134)      32,718    (121,148)

During 2000, shares issued
at $.05 per share for cash      377,184       18,859

August 2000, shares issued
  at $.02 per share for cash  1,500,000       30,000

Cancelled shares                 (1,736)

Reconciling shares                3,036

Unrealized holding (loss)                                                          (32,718)

Net  (loss) for period ended
  November 30, 2000                                                                           (137,192)

BALANCE, Nov. 30, 2000         2,906,863  $7,269,483   $ 53,579$   (7,054,134)  $        -  $ (258,340)

    The accompanying notes are an integral part of this financial statement.

                     NEW HORIZON EDUCATION, INC.
                    [A Development Stage Company]

                 UNAUDITED STATEMENTS OF CASH FLOWS

                   NET INCREASE (DECREASE) IN CASH

                                                                 Cumulative from
                                                  For the Eleven     January 1,
                                                    Months Ended   1998, Through
                                                     November 30,   November 30,
                                                         2000            2000
                                                        ______________________
Cash Flows from Operating Activities:
  Net (loss)                                           $ (137,192)  $ (258,340)
                                                        ______________________
  Adjustments to reconcile net income (loss)
    to net cash used by operating activities:
   Stock issued for services                                    -        1,500
   Losses from sale of securities held for sale            57,441      137,441
   Change in assets and liabilities:
      (Increase) in receivable - related party                  -       (1,059)
      Increase in payable - related party                     500        1,687
      Increase in payroll taxes payable                       405        4,004
                                                        ______________________
        Net Cash Flows (Used) by Operating Activities     (78,846)    (114,767)
                                                        _______________________
Cash Flows from Investing Activities:
  Proceeds from sale of securities held for sale           38,314       58,314
                                                        _______________________
        Net Cash Flows (Used) by Investing Activities      38,314       58,314
                                                        _______________________
Cash Flows from Financing Activities:
  Proceeds from sale of common stock                       48,859       70,437
                                                        _______________________
        Net Cash Flows Provided by Financing Activities    48,859       70,437
                                                        _______________________
Net Increase (Decrease) in Cash                             8,327       13,984

Cash at Beginning of Period                                 6,123        1,176
                                                       _______________________
Cash at End of Period                                 $    15,160   $   15,160
                                                       _______________________
Supplemental Disclosures of Cash Flow information:
  Cash paid during the period for:
    Interest                                          $         -   $        -
    Income taxes                                      $         -   $        -

Supplemental Schedule of Non-cash Investing and Financing Activities:
  For the period ended November 30, 2000:
   The Company recorded $32,718 in unrealized holding losses.


   The accompanying notes are an integral part of these financial statements.

                     NEW HORIZON EDUCATION, INC.
                    [A Development Stage Company]

                    NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - The Company was incorporated under the laws of the state of Utah on May 9, 1972 as High-Line Investment & Development Company.

  In 1993, the Company changed its name to New Horizon Education, Inc. Also during 1993, the Company's wholly owned subsidiary merged with Ruff Network Marketing, Inc. and began network marketing computer education programs.

  In 1995, the Company entered an agreement with New Horizon Education, Inc., whereby the Company sold off all assets associated with its education software along with $100,000 to New Horizon Education, Inc. in exchange for debt relief, notes receivable, and preferred stock of Homequest.

  At December 31, 1997, the Company sold its wholly owned subsidiary. The agreement called for the Company to pay $5,500 toward taxes in exchange for debt relief of all the shares of the subsidiary. The Company is considered to have re-entered the development stage as of January 1, 1998. The Company is currently seeking potential business mergers and ventures.

  Development Stage - The Company is considered a development stage company as defined in SFAS no. 7.

  Loss Per Share - The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [See Note 6].

  Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", SFAS No. 134, "Accounting for Mortgage-Backed Securities.", SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections", SFAS No. 136, "Transfers of Assets to a not for profit organization or charitable trust that raises or holds contributions for others", and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - deferral of the effective date of FASB statement No. 133 ( an amendment of FASB Statement No. 133.)," were recently issued.
  SFAS   No.  132,  133,  134,  135,  136  and  137  have  no   current
  applicability to the Company or their effect on the financial statements would not have been significant.

                     NEW HORIZON EDUCATION, INC.
                    [A Development Stage Company]

                    NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

  Recapitalization  - In July 2000, the Company effected  a  1  for  50
  reverse  stock  split.   The reported shares  and  prices  have  been
  reported to reflect this recapitalization.

NOTE 2 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the liability approach for the effect of income taxes.

  The Company has available at November 30, 2000, unused operating loss carryforwards of approximately $7,300,000, which may be applied against future taxable income and which expire in various years through 2020. If certain substantial changes in the Company's ownership should occur, there could be an annual limitation on the amount of net operating loss carryforward which can be utilized. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards (approximately $2,480,000) at November 30, 2000, therefore, no deferred tax asset has been recognized for the loss carryforwards. The change in the valuation allowance is equal to the tax effect of the current period's net loss approximately $40,000.

NOTE 3 - RELATED PARTY TRANSACTIONS

  Management Compensation - For the period ended November 30, 2000, the Company paid an officer $50,775.

  Office Space - The Company has not had a need to rent office space. A officer/shareholder of the Company is allowing the Company to share office space and mailing address, as needed, at no expense to the Company.

NOTE 4 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no on-going operations and has incurred losses since its inception. Further, the Company has current liabilities in excess of assets and has no working capital to pay its expenses. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through sales of its common stock or through a possible business combination with another company. There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                     NEW HORIZON EDUCATION, INC.
                    [A Development Stage Company]

                    NOTES TO FINANCIAL STATEMENTS

NOTE 5 - EARNINGS (LOSS) PER SHARE

  The following data show the amounts used in computing income (loss) per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the years ended November 30, 2000 and for the period from the re-entering of development stage on January 1, 1998 through November 30, 2000:


                                                          Cumulative from
                                                         the Re-entering of
                                                         Development Stage
                                            For the         on January 1,
                                          Period Ended1998    through
                                          November 30,      September,
                                              2000             2000
                                         ________________________________

 (Loss) from continuing operations
  available to common stockholders
  (numerator)                            $    (137,192)     $   (258,340)
                                         ________________________________
 Weighted average number of
  common shares outstanding
  used in earnings per share
  during the period (denominator)            1,761,648         1,071,090
                                         ________________________________

  Dilutive earnings per share was not presented, as the Company had no common equivalent shares for all periods presented that would effect the computation of diluted earnings (loss) per share.

NOTE 6 - COMMENTS AND CONTINGENCIES

  On December 31, 1997, the Company sold all shares associated with its wholly owned subsidiary. The agreement called for the Company to pay $5,500 in payroll taxes and for debt relief of approximately $180,000. Should the subsidiary not pay off the debt, the Company may be held liable Management believes that the Company is not liable for any existing liabilities related to its former subsidiary. The Company is not currently named nor is it aware of any such claims or suits against the Company. No amounts have been reflected or accrued in these financial statements for any contingent liability.

                     NEW HORIZON EDUCATION, INC.
                    [A Development Stage Company]

                    NOTES TO FINANCIAL STATEMENTS

NOTE 7 - STOCK TRANSACTIONS

  In February 2000, the Company issued 77,184 post-split shares of common stock at $.05 per share for cash in the amount of $3,859.

  In March 2000, the Company authorized 150,000 post-split shares of common stock at ($.05 per share) for cash in the amount of $7,500.

  In June 2000, the Company authorized 50,000 post-split shares of common stock for $2,500 or $.05 per share.

  In July 2000, the Company authorized 100,000 post-split shares of common stock for $5,000 or $.05 per share.

  In July 2000, the Company effected a one for fifty reverse stock split and purchased all shares of less than one share for $.01 per share. The Company immediately cancelled these shares, which were approximately 1,736 post-split shares of common stock.

  In August 2000, the Company issued 1,500,000 post-split shares at $.02 per share for cash in the amount of $30,000.

                  INDEPENDENT AUDITORS' REPORT



Board of Directors
NEW HORIZON EDUCATION, INC.
Salt Lake City, Utah

We have audited the accompanying balance sheets of New Horizon Education, Inc. [A Development Stage Company] as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998 and for the period from the re-entry of the development stage on January 1, 1998 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of New Horizon Education, Inc. [A Development Stage Company] as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the period from the re-entry of the development stage on January 1, 1998 through December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 4 to the financial statements, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations, raising substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.




PRITCHETT, SILER & HARDY, P.C.

September 19, 2000
Salt Lake City, Utah

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                         BALANCE SHEETS

                             ASSETS

                                               December 31,
                                   ______________________________
                                             1999         1998
                                      ____________________________
CURRENT ASSETS:
  Cash                                    $    6,123   $       98
  Receivables - related party                  1,770          550
  Marketable securities                      128,473      675,000
                                      ____________________________
        Total Current Assets                 136,366      675,648
                                      ____________________________
                                          $  136,366   $  675,648
                                     ______________________________


             LIABILITIES AND STOCKHOLDERS' (DEFICIT)


CURRENT LIABILITIES
  Payable - related party                 $    1,187   $        -
  Accrued expenses                             3,600            -
                                      ____________________________
        Total Current Liabilities              4,787            -
                                      ____________________________

STOCKHOLDERS' EQUITY:
  Common stock, 100,000,000 shares
   authorized, no par value, 1,028,379
   and 796,827 shares issued and
   outstanding, respectively               7,220,624    7,209,046
  Contributed capital                         53,519       53,519
  Unrealized holding gain/loss                32,718      479,245
  Retained (deficit)                      (7,054,134)  (7,054,134)
  (Deficit) accumulated during
   development stage                        (121,148)     (12,028)
                                      ____________________________
        Total Stockholders' Equity           131,579      675,648
                                      ____________________________
                                          $  136,366   $  675,648
                                     ______________________________



 The accompanying notes are an integral part of these unaudited financial statements

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                    STATEMENTS OF OPERATIONS

                                                         Cumulative from
                                                       the Re-entering of
                                          For the       Development Stage
                                        Years Ended       on January 1,
                                        December 31,      1998 through
                                     _________________     December 31,
                                       1999       1998         1999
                                     _________    ________    _________

REVENUE                             $        -   $       -  $        -
                                     _________    ________    _________

EXPENSES:
 General and administrative             29,120      12,028       41,148
                                     _________    ________    _________
   Total Expenses                       29,120      12,028       41,148
                                     _________    ________    _________

LOSS BEFORE OTHER (EXPENSE)            (29,120)    (12,028)     (41,148)

OTHER (EXPENSE):
  Loss on sale of securities
    available for sale                 (80,000)          -      (80,000)
                                     _________    ________    _________
LOSS BEFORE INCOME TAXES              (109,120)    (12,028)     (41,148)

CURRENT TAX EXPENSE                          -           -            -

DEFERRED TAX EXPENSE                         -           -            -
                                     _________    ________    _________
NET (LOSS)                          $ (109,120)  $ (12,028)  $ (121,148)
                                     _________    ________    _________

LOSS PER COMMON SHARE               $     (.13)  $    (.02)  $     (.16)
                                     _________    ________    _________



 The accompanying notes are an integral part of these unaudited financial statements

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                STATEMENT OF COMPREHENSIVE (LOSS)

                                                               Cumulative from
                                                             the Re-entering of
                                             For the         Development Stage
                                           Years Ended         on January 1,
                                           December 31,        1998 through
                                        __________________     December 31,
                                          1999        1998         1999
                                       ________      ________     _________

NET (LOSS)                          $  (109,120)  $   (12,028) $   (121,148)

OTHER COMPREHENSIVE INCOME:
  Unrealized holding (loss)
    marketable securities              (446,527)     (770,755)   (1,217,282)
                                       ________       ________    __________

COMPREHENSIVE (LOSS)                $  (555,047)  $  (782,783)  $ (1,338,430)
                                       _____________________________________
 The accompanying notes are an integral part of these unaudited financial statements

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                STATEMENT OF STOCKHOLDERS' EQUITY

        FROM THE RE-ENTERING OF THE DEVELOPMENT STAGE ON
            JANUARY 1, 1998 THROUGH DECEMBER 31, 1999

                                                                                          Deficit
                                                                                        Accumulated
                                                                                          From the
                                                                                        Re-entering of
                                                                                      the Development
                                                                                      Stage on January,
                                 Common Stock     Capital in               Unrealized    1998 through
                               ________________    Excess of   Retained      Holding     December 31,
                               Shares     Amount       Par      Deficit    Gain/(Loss)      1999
BALANCE,
January 1, 1998                456,827  $7,192,049   $53,519 $(7,054,134) $1,250,000  $       -

February 1998, shares issued
  at $.05 per share for debt
  relief                       110,000       5,500

June 1998, shares issued
  at $.05 per share for cash   200,000      10,000

June 1998, shares issued
  at $.05 per share for
  services rendered             30,000       1,500

Unrealized holding (loss) on
  marketable securities                                                     (770,755)

Net income for the year
  ended December 31, 1998                                                                (12,028)

BALANCE,
December 31, 1998              796,827   7,209,046    53,519  (7,054,134)    479,245     (12,028)

During 1999, shares issued
at $.05 per share for cash     231,552      11,578

Unrealized holding (loss) on
  marketable securities                                                     (446,527)

Net income for the year
  ended December 31, 1999                                                               (109,120)

BALANCE,
December 31, 1999            1,028,379  $7,226,624   $53,519 $(7,054,134) $   32,718  $ (121,148)

  The accompanying notes are an integral part of this financial statement

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                    STATEMENTS OF CASH FLOWS

                                                                Cumulative from
                                                              the Re-entering of
                                                   For the     Development Stage
                                                 Years Ended     on January 1,
                                                 December 31,    1998 through
                                               _______________    December 31,
                                               1999       1998       1999
                                               ________________________________
Cash Flows From Operating Activities:
  Net loss                                    $(109,120)  $(12,028)  $(121,148)
  Adjustments to reconcile net loss to
    net cash used by operating activities:
    Realized loss on sale of securities
      available for sale                         80,000          -      80,000
    Stock issued to officers                                 1,500       1,500
    Changes in assets and liabilities:
      (Increase) in receivable - related party   (1,219)      (550)     (1,770)
      Increase in payable - related party         1,187          -       1,187
      Increase in accrued expenses                3,600          -       3,600
                                                  ____________________________
     Net Cash (Used) by Operating Activities    (25,552)   (11,078)    (36,630)
                                                  ____________________________
Cash Flows From Investing Activities
  Proceeds from sale of securities available
    for sale                                     20,000          -      20,000
                                                  ____________________________
        Net Cash (Used) by Investing Activities  20,000          -      20,000
                                                  ____________________________
Cash Flows From Financing Activities:
  Proceeds from issuance of common stock         11,578     10,000      21,578
                                                  ____________________________
     Net Cash (Used) by Financing Activities     11,578     10,000      21,578
                                                  ____________________________
Net Increase in Cash                              6,026     (1,078)     (4,947)

Cash at Beginning of the Year                        98      1,176       1,176
                                                  ____________________________
Cash at End of the Year                         $ 6,123   $     98   $   6,123
                                                 _____________________________


                           [Continued]

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                    STATEMENTS OF CASH FLOWS

                            [CONTINUED]
                                                              Cumulative from
                                                            the Re-entering of
                                              For the        Development Stage
                                           Years Ended          on January 1,
                                           December 31,         1998 through
                                        ________________        December 31,
                                        1999        1998             1999
                                        ______________________________________

Supplemental Disclosures of Cash Flow Information:

  Cash paid during the period for:
    Interest                           $      -    $     -    $        -
    Income taxes                       $      -    $     -    $        -

Supplemental Schedule of Noncash Investing and Financing
Activities:

  For the year ended December 31, 1999:
     In 1999, the Company had unrealized holding losses of $446,527 relating to securities available for sales.

  For the year ended December 31, 1998:
     In 1998, the Company converted $94,755 notes receivable - related party and 1,000 shares of preferred stock into 200,000 shares of Warp Radio, Inc. (formerly HomeQuest, Inc.).

     In 1998, the Company converted $5,500 note payable - related party into 5,500,000 shares of common stock at $.001 per share.

     In 1998, the Company had unrealized holding losses of $770,755 relating to securities available for sale.

 The accompanying notes are an integral part of these unaudited financial statements

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - The Company was incorporated under the laws of the
  state  of  Utah  on  May  9,  1972  as  High-Line  Investment   &
  Development Company.

  On May 18, 1977 the Company changed its name to Gayle Industries, Inc. On January 11, 1978 the Company merged into Swing Bike. On December 19, 1979 the Company changed its name to Horizon Energy Corporation. On December 10, 1992 the Company changed its name to Millennium Entertainment Corp.

  In 1993, the Company changed its name to New Horizon Education, Inc. Also during 1993, the Company's wholly owned subsidiary merged with Ruff Network Marketing, Inc. and began network marketing computer education programs.

  In 1995, the Company entered an agreement with Homequest, Inc., whereby the Company sold off all assets associated with its education software along with $100,000 to Homequest, Inc. in exchange for debt relief, notes receivable, and preferred stock of Homequest.

  At December 31, 1997, the Company sold its wholly owned subsidiary. The agreement called for the Company to pay $5,500 toward taxes in exchange for debt relief of all the shares of the subsidiary. The Company is considered to have re-entered the development stage as of January 1, 1998. The Company is currently seeking potential business mergers and ventures.

  Investments - The Company accounts for investments in debt and equity securities in accordance with Statement of Financial
  Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments in available-for-sale securities are carried at fair value. Unrealized gains and losses, net of the deferred tax effects, are included as a separate element of stockholders' equity.

  Marketable Securities - At December 31, 1997, the Company held marketable securities valued at $1,350,000, of which $1,250,000 was recorded as unrealized gains. During 1998, the Company converted $95,755 of notes payable into marketable securities. At December 31, 1998, the Company held marketable securities valued at $675,000, of which $479,245 was recorded as unrealized gains. During 1999, the Company sold marketable securities for $20,000. The Company recognized a loss of $80,000 on the sale of these securities. At December 31, 1999, the Company held marketable securities valued at $128,473, of which $32,718 was recorded as unrealized gains.

  Comprehensive Income - The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income."

  Development Stage - The Company is considered a development stage company as defined in SFAS no. 7. Subsequent to December 31, 1999 and 1998, the Company under went a change in the officers and Board of Director's of the Company.

  Loss  Per  Share  - The computation of loss per share  of  common stock is based on the weighted average number of shares outstanding during the periods presented, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [See Note 6].

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

  Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 136, "Transfers of Assets to a not for profit organization or charitable trust that raises or holds contributions for others", SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - deferral of the effective date of FASB Statement No. 133 (an amendment of FASB Statement No. 133.),", SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - and Amendment of SFAS No. 133", SFAS No. 139, "Recission of SFAS No. 53 and Amendment to SFAS No 63, 89 and 21", and SFAS No. 140, "Accounting to Transfer and Servicing of Financial Assets and Extinguishment of Liabilities", were recently issued SFAS No. 136, 137, 138, 139 and 140 have no current applicability to the Company or their effect on the financial statements would not have been significant.

  Restatement - In July 2000, the Company effected a 1 for 50 reverse stock split. The reported shares and prices have been reported to reflect this recapitalization [See Note 8].

NOTE 2 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the liability approach for the effect of income taxes.

  The Company has available at December 31, 1999 and 1998, unused operating loss carryforwards of approximately $7,200,000 and $7,100,000, respectively, which may be applied against future taxable income and which expire in various years through 2019 and 2018. If certain substantial changes in the Company's ownership should occur, there could be an annual limitation on the amount of net operating loss carryforward which can be utilized. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards (approximately $2,250,000 and $2,410,000, respectively) at December 31, 1999 and 1998, therefore, no deferred tax asset has been recognized for the loss carryforwards. The change in the valuation allowance is equal to the tax effect of the current period's net loss (approximately $40,000 and $4,000 for December 31, 1999 and 1998, respectively).

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 3 - RELATED PARTY TRANSACTIONS

  Management Compensation - For the years ended December 31, 1999 and 1998, the Company paid an officer $23,000 and $4,800, respectively.

  Related Party Receivables and Payables - At December 31, 1998, the Company had advanced $551 to a Company related through common control. At December 31, 1999, the Company was owed $1,770 from an officer of the Company for payroll taxes paid by the Company on behalf of the officer. Also at December 31, 1999, the Company owed a total of $1,187 to companies related through common control and equity securities.

NOTE 4 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no on-going operations and has incurred losses since its inception. Further, the Company has current liabilities in excess of assets and has no working capital to pay its expenses. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through sales of its common stock or through a possible business combination with another company. There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 5 - EARNINGS (LOSS) PER SHARE

  The  following  data  show the amounts used in  computing  income
  (loss) per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the years ended December 31, 1999 and 1998 and for the period from the re-entering of development stage on January 1, 1998 through December 31, 1999:

                                                             Cumulative from
                                                           the Re-entering of
                                        For the             Development Stage
                                      Years Ended              on January 1,
                                      December 31,             1998 through
                                   _______________________     December 31,
                                     1999          1998            1999
                                      ____________________________________

 (Loss) from continuing operations
   available to common stockholders
   (numerator)                      $  (109,120)  $  (12,028)  $   (121,148)
                                      _____________________________________

 Weighted average number of
  common shares outstanding
  used in earnings per share
  during  the period (denominator)      828,335      678,361        753,348
                                      _____________________________________

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 5 - EARNINGS (LOSS) PER SHARE [CONTINUED]

  Dilutive earnings per share was not presented, as the Company had no common equivalent shares for all periods presented that would effect the computation of diluted earnings (loss) per share.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

  On December 31, 1997, the Company sold all shares associated with its wholly owned subsidiary. The agreement called for the Company to pay $5,500 in payroll taxes and for the subsidiary to be responsible for the remaining debt of approximately $180,000. Should the subsidiary not pay off the debt, the possibility exists that the Company may be held liable. Management believes that the Company is not liable for any existing liabilities related to its former subsidiary. The Company is not currently named nor is it aware of any such claims or suits against the Company. No amounts have been reflected or accrued in these financial statements for any contingent liability.

NOTE 7 - STOCK TRANSACTIONS

  During 1999, the Company issued 231,552 shares of common stock (at $.05 per share) for cash in the amount of $11,578.

  During 1998 the Company issued 110,000 shares of common stock (at $.05 per share) for debt relief of $5,500.

  During 1998, the Company issued 200,000 shares of common stock (at $.05 per share) for cash in the amount of $10,000.

  During 1998, the Company issued 30,000 shares of common stock (at $.05 per share) for services rendered valued at $1,500.

NOTE 8 - SUBSEQUENT EVENTS

  In February 2000, the Company issued 77,184 post-split shares of common stock at $.05 per share for cash in the amount of $3,859.

  In March 2000, the Company authorized 150,000 post-split shares of common stock at ($.05 per share) for cash in the amount of $7,500.

  In June 2000, the Company authorized 50,000 post-split shares of common stock for $2,500 or $.05 per share.

  In July 2000, the Company authorized 100,000 post-split shares of common stock for $5,000 or $.05 per share.

  In July 2000, the Company purchased all shares from shareholders which held one share or less. The approximate number of shares cancelled were 1,666 post-split shares. The Company then effected a one for fifty reverse stock split and cancelled all shares from shareholders with less than one share. The approximate number of shares cancelled were 70 post-split shares.

  In August 2000, the Company issued 1,500,000 post-split shares at $.02 per share for cash in the amount of $30,000.